Filed Pursuant to Rule 433

File No. 333-188176

FINAL TERM SHEET — 2046 NOTES

Grupo Televisa, S.A.B.

Final Terms and Conditions

U.S.$900,000,000 6.125% Senior Notes due January 31, 2046

November 19, 2015

Issuer:	Grupo Televisa, S.A.B. (“Televisa” or “Issuer”)

Long-Term Foreign Currency Ratings:*	Baa1 (negative) / BBB+ (stable) / BBB+ ( stable)

Format:	SEC registered

Ranking:	Senior unsecured

Joint Book-runners and Lead Managers:	Goldman, Sachs & Co. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC

Principal Amount:	U.S.$900,000,000

Maturity:	January 31, 2046

Coupon Rate:	6.125%

Interest Basis:	Payable semi-annually in arrears

Day Count:	30/360

Interest Payment Dates:	January 31 and July 31

First Interest Payment Date:	July 31, 2016 (long first coupon)

Issue Price:	99.677%

Yield to Maturity:	6.147%

Benchmark Treasury:	2.875% due August 15, 2045

Benchmark Treasury Yield:	3.022%

Reoffer Spread to Benchmark Treasury:	+312.5 basis points

Denominations:	Minimum denomination of U.S.$200,000 principal amount and integral multiples of U.S.$1,000 in excess thereof.

Optional Redemption:	Prior to July 31, 2045 the notes may be redeemed at the option of Televisa, in whole or in part, by paying the greater of the principal amount of the notes or a Make-Whole amount at the Treasury Rate plus 50 basis points. On or after July 31, 2045, which is six months prior to Maturity, the notes may be redeemed at par at the option of Televisa, in whole or in part.

Change of Control:	Holders may put the bonds back to Televisa for a price of 101% if there is a Change of Control event.

Pricing Date:	November 19, 2015

Closing & Settlement Date:	November 24, 2015 (T+3)

Clearing Systems:	The Depository Trust Company, Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V.

Listing:	Luxembourg Stock Exchange to trade on the Euro MTF market.

Identification Numbers:	CUSIP: 40049J BC0 ISIN: US40049JBC09

Use of Proceeds:	The Issuer intends to use the net proceeds for general corporate purposes, including capital expenditures associated with the continued growth of its cable and telecommunications segments.

Net Proceeds:	The Issuer estimates the net proceeds from the sale of the notes will be approximately U.S.$891,301,770 after discounts, payment of underwriting fees and estimated offering expenses.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revisions or withdrawals at any time.

The information contained in this notice is subject to, and in making an investment decision you should rely on, the detailed description of the Issuer and the senior notes contained in the preliminary prospectus supplement dated November 19, 2015 to the Prospectus dated April 26, 2013 (collectively, the “Prospectus”) relating to the senior notes, as supplemented by this final pricing term sheet.

This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the bonds in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling any of Goldman, Sachs & Co. at 1-866-471-2526, HSBC Securities (USA) Inc. at 1-866-811-8049 or Morgan Stanley & Co. LLC at 1-866-718-1649.